STONEX SECURITIES INC.
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Statement of Financial Condition

September 30, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36638

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2024 AND ENDING 9/30/2025

                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StoneX Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Perimeter Park South, Suite 500

(No. and Street)

Birmingham	AL	35243
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathryn Holladay	205-414-7313	kathryn.holladay@stonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

1000 Walnut Street	Kansas City	Missouri 64106	
(Address)	(City)	(State)	(Zip Code)
10/20/2003		KPMG LLP (185)	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Porzio _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StoneX Securities Inc _____, as of September 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Joseph Porzio

Digitally signed by Joseph Porzio ... Joseph.Porzio@stonex.com OU = Corporate, North America, United States, Winter Park Date: 2025.12.22 17:18:43 -05'00'

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
StoneX Securities Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StoneX Securities Inc. (the Company) as of September 30, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2024.

Kansas City, Missouri
December 22, 2025

STONEX SECURITIES INC.
(Formerly SA Stone Wealth Management Inc.)
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Statement of Financial Condition
September 30, 2025

Assets		
Cash and cash equivalents	$	12,183,269
Deposits with and receivables from clearing brokers, net		6,135,342
Notes receivable, net		2,606,304
Deferred tax assets, net		1,159,661
Intangible assets (less accumulated amortization of $2,200,172)		2,055,944
Other assets		1,543,927
Total assets	$	25,684,447
Liabilities and Stockholder's Equity		
Due to parent	$	1,651,019
Payable to financial advisors		3,062,426
Due to affiliates		3,873,121
Deferred acquisition liabilities		1,053,275
Other liabilities		1,929,865
Total liabilities		11,569,706
Stockholder's equity:		
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding		2
Additional paid-in capital		8,757,139
Retained earnings		5,357,600
Total stockholder's equity		14,114,741
Total liabilities and stockholder's equity	$	25,684,447

See accompanying notes to statement of financial condition.

STONEX SECURITIES INC.
(Formerly SA Stone Wealth Management Inc.)
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Notes to the Statement of Financial Condition
September 30, 2025

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business

StoneX Securities Inc., formerly known as SA Stone Wealth Management Inc., (the Company), is a wholly-owned subsidiary of StoneX Group Inc. (StoneX or the Parent). The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent financial advisors and third-party marketing agreements with various banks. A significant portion of the securities transactions are settled through an affiliated clearing broker on a fully disclosed basis. The securities not cleared through the affiliated clearing broker were cleared through Pershing.

The Company contracts with StoneX Financial Inc. (SFI), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. Management has not experienced and does not expect any significant losses under this agreement.

(b) Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, allowance for deferred taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

STONEX SECURITIES INC.
(Formerly SA Stone Wealth Management Inc.)
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Notes to the Statement of Financial Condition
September 30, 2025

(c)   ***Cash and Cash Equivalents***

Cash and cash equivalents include short-term, highly-liquid investments with original maturities of three months or less and are not restricted as to use. The Company's cash and cash equivalents are composed of non interest-bearing deposits and money market funds.

The Company's money market funds are included within Level 1 of the fair value hierarchy, which is based on the nature of the inputs used to determine the fair value at the measurement date.

(d)   ***Other Assets***

Other assets consist primarily of prepaid assets. The prepaid assets had a balance of $1,481,870 as of September 30, 2025. Prepaid assets primarily consist of advance payments made for services that will be charged to expense in future periods when services are rendered.

(e)   ***Other Liabilities***

Other liabilities consist primarily of accrued compensation and benefits, including front-office incentive accruals, administrative staff bonuses, vacation and payroll-related taxes. Accrued compensation and benefits had a balance of $1,027,890 as of September 30, 2025. All amounts are expected to be settled within the normal operating cycle.

(f)   ***Intangible Assets***

Identifiable intangible assets have an estimated period of benefit of seven to ten years. Identifiable intangible assets are tested for impairment at least annually, or whenever events or changes in circumstances suggest the carrying value of an asset or asset group may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

(g)   ***Deferred acquisition liabilities***

Deferred acquisition liabilities represent the estimated additional consideration associated with acquiring customer-based assets from independent financial advisors registered with the Company. For acquisitions which include contingent consideration as a component of the purchase price, the Company estimates and records the fair value of the contingent consideration at the acquisition date. Estimating contingent consideration fair value incorporates assumptions regarding future gross revenues generated from the acquired assets, discount rates, and probabilities associated with payout terms.

STONEX SECURITIES INC.
(Formerly SA Stone Wealth Management Inc.)
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Notes to the Statement of Financial Condition
September 30, 2025

(h) Segment Reporting

The Company's chief operating decision maker ("CODM") is its executive team. The Company's CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating performance. As such, the Company has determined that it operates in one operating segment, which corresponds to one reportable segment.

(i) Accounting Standards Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Improvements to Reportable Segment Disclosures, which requires entities to enhance disclosures regarding their segments, including significant segment expenses. The Company adopted ASU No. 2023-07 for the Company's annual reporting for fiscal 2025 and updated disclosures to conform to the new segment disclosure requirement.

(j) Subsequent Events

On October 7, 2025, StoneX Group Inc. entered into an Asset Purchase Agreement to acquire certain assets of a wealth management business operated by Gustavo Enrique Alfonso ("GEA"). The acquired assets primarily consist of the customer list and related client relationships. Under the agreement, StoneX Group Inc. has the right to assign these assets and associated revenues to StoneX Securities Inc. The purchase price consists of an initial cash payment and contingent consideration based on future revenue and asset transfers. The preliminary purchase price allocation indicates that substantially all of the consideration will be allocated to intangible assets, primarily the customer list. Management has evaluated subsequent events through the date of the issued statement of financial condition and does not believe there are any other material subsequent events that would require further disclosure.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness of not more than 15 times net capital, as defined. At September 30, 2025, the Company had net capital of $5,457,223, which was $4,687,707 in excess of required net capital.

(3) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

STONEX SECURITIES INC.
(Formerly SA Stone Wealth Management Inc.)
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Notes to the Statement of Financial Condition
September 30, 2025

(4)   Related-Party Transactions

SFI and the Parent provides management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SFI and the Parent also provide office space and communications services to the Company in the normal course of operations

A portion of cash and cash equivalents are held in accounts with SFI. SFI serves as the custodian for the Company for securities, cash, and other property owned by or in fiduciary accounts. SFI occasionally maintains cash balances in excess of the insured limits of the Federal Deposit Insurance Corporation. However, management has not and does not expect to incur any losses related to the excess cash balances.

(5)   Deposits with and receivables from clearing brokers

The Company is required to maintain a deposit with its clearing brokers according to the terms of its fully disclosed clearing agreements. The deposits are refundable to the Company upon termination of the agreement. The Company maintained a total deposit balance of $538,343 as of September 30, 2025. Receivables from clearing brokers include amounts due from clearing organizations for securities transactions cleared and settled through Pershing. Receivables from clearing brokers also include accrued revenues relates to income earned on securities transactions traded but not settled as of year-end, as well as certain unbilled receivables for managed fees processed through third party platforms.

(6)   Notes receivable, net

Notes receivable consists of cash promissory notes and forgivable promissory notes issued to financial advisors in the normal course of business. The Company evaluates receivable amounts that it believes may become uncollectible in accordance with requirements under Accounting Standards Update ("ASU") No. 2016-13, "Measurement of Credit Losses on Financial Instruments". The Company considers a number of factors included but not limited to historical collection experience, payment terms and aging of the financial asset, as well as specific identification in certain circumstances. The allowance for credit losses related to notes receivables was $289,629 as of September 30, 2025.

(7)   Intangible Assets, net

Intangible assets include purchased customer-based assets with a gross amount of $4,256,116 and accumulated amortization of $2,200,172. Intangible assets acquired during the year were $25,000.

STONEX SECURITIES INC.
(Formerly SA Stone Wealth Management Inc.)
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Notes to the Statement of Financial Condition
September 30, 2025

(8) Income Taxes

The Company is included in the consolidated federal income tax return filed by StoneX. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from StoneX. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods.

The net deferred tax assets in the statement of financial condition has been recorded as follows:

Deferred tax assets:		
Bad debt reserves	$	108,362
Intangibles		1,106,652
Accrued bonus		45,176
Accrued vacation		25,159
Accrued expenses		89,534
Total deferred tax assets		1,374,883
Deferred tax liabilities:		
Prepaid expenses		(212,947)
Furniture and equipment		(2,275)
Total deferred tax liabilities		(215,222)
Deferred tax assets, net	$	1,159,661

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. On the basis of this evaluation, as of September 30, 2025, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets in the future.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2025, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2021 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. StoneX has filed tax returns through fiscal year ended September 30, 2024.